November 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE
Washington, D.C. 20549

Attn:	Pam Howell and James Lopez
Re:	10X Capital Venture Acquisition Corp.
Registration Statement on Form S-1
Filed September 25, 2020
File No. 333-249072

Dear Ms. Howell and Mr. Lopez:

On behalf of our client, 10X Capital Venture Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 5, 2020, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on September 25, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Form S-1 filed September 25, 2020

Exhibit 23.1, page X-23

1.	We note that your auditors’ consent refers to the balance sheet of 10X Capital Venture Acquisition Corp as of August 10, 2020. Please have your auditor revise their consent to address the date of the balance sheet included in the filing.

Response: The auditors have revised their consent to address the date of the balance sheet included in the filing, which is attached as Exhibit 23.1 to Amendment No. 2.

* * *

United States Securities and Exchange Commission November 6, 2020

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Hans Thomas, 10X Capital Venture Acquistion Corp

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